CONFIDENTIAL VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 1, 2015	Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

Peggy Kim

Senior Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Iron Mountain Incorporated

Revised Preliminary Proxy Statement on Schedule 14A

Filed on September 18, 2015

File No. 001-13045

Dear Ms. Kim:

On behalf of our client, Iron Mountain Incorporated (the “Company”), please find a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on September 24, 2015 with regard to the Revised Preliminary Proxy Statement on Schedule 14A filed on September 18, 2015 (the “Amendment No. 1”).

The Company is filing concurrently with this letter an amendment to Amendment No. 1 (the “Amendment No. 2”), which includes revisions to Amendment No. 1 in response to the Staff’s comments below.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from Amendment No. 1.

Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Peggy Kim Senior Counsel October 1, 2015 Page 2

General

1.                                      Please respond to our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2014 and your Form 10-Q for the quarterly period ended June 30, 2015, or advise us as to when you will respond.

On September 29, 2015, the Company filed a response to the comments of the Staff communicated to us on September 21, 2015 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarterly period ended June 30, 2015. On October 1, 2015, the Staff delivered a letter to the Company stating that the Staff had completed its review of our filings.

2.                                      We note your response to comment two in our letter dated September 10, 2015, and your amended disclosure on page 117. Please revise your disclosure to clarify the timing of when Recall shareholders will receive the Cash Election Form and Scheme Booklet, when Recall shareholders will vote on the Transaction, and when Recall shareholders must return the completed Cash Election Form.

In response to the Staff’s comment, the disclosure has been revised on pages 92, 117 and 118 of Amendment No. 2 to clarify the timing of when Recall shareholders will receive the Cash Election Form and Scheme Booklet, when Recall shareholders will vote on the Transaction, and when Recall shareholders must return the completed Cash Election Form.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or send me an e-mail (michael.aiello@weil.com).

Sincerely,

/s/ Michael J. Aiello

Michael J. Aiello

cc:                                Ernest Cloutier,

General Counsel & Secretary

Iron Mountain Incorporated